Exhibit 99.1

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 1Q 2008 EARNINGS

GLEN BURNIE, MD (April 24, 2008) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

The company realized net income of $536,000 or $0.18 basic earnings per share in the quarter ended March 31, 2008 as compared to net income of $606,000 or $0.20 basic earnings per share for the same period in 2007.

Net interest income after provisions for credit losses in the first quarter was $2,810,000 as compared to $2,862,000 in 2007. Total assets were $314,715,000 as of March 31, 2008 compared to $307,274,000 at December 31, 2007. Deposits were $261,012,000 as of March 31, 2008 compared to $252,917,000 at December 31, 2007.

“We continue to have stable earnings and pay solid dividends despite the current challenging financial market.” said Michael G. Livingston, President and Chief Executive Officer.

On April 10, 2008 Glen Burnie Bancorp paid a regular dividend of ten cents ($0.10) per share of common stock to shareholders of record at the close of business on March 13, 2008 marking the company’s 62nd consecutive dividend.

The Bank of Glen Burnie earned the 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc. for the 24th consecutive quarter in April, 2008. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance. Bauer is the nation’s leading independent bank research firm.

Glen Burnie Bancorp will host its Annual Meeting of Stockholders on Thursday, May 8th at Michael’s Eighth Avenue in Glen Burnie, Maryland. Registration opens at 1:30 p.m. and the meeting will begin at 2 p.m.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie®, currently maintains consolidated assets totaling more than $314 million. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County. (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited) March 31, 2008	December 31, 2007
Assets

Cash and due from banks	$11,326	$8,221
Interest bearing deposits	1,011	5,847
Federal funds sold	52	727
Investment securities	83,664	77,866
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	203,997	199,753
Premises and equipment at cost, net of accumulated depreciation	3,185	3,088
Other real estate owned	50	50
Other assets	11,275	11,567
Total assets	$314,715	$307,274

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$261,012	$252,917
Short-term borrowings	143	503
Long-term borrowings	17,099	17,107
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155	5,155
Other liabilities	1,348	1,856
Total liabilities	284,757	277,538

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding March 31, 2008 2,991,268; December 31, 2007 2,498,465 shares	2,991	2,499
Surplus	11,848	11,921
Retained earnings	15,306	15,750
Accumulated other comprehensive loss, net of tax	(187)	(434)

Total stockholders' equity	29,958	29,736

Total liabilities and stockholders' equity	$314,715	$307,274

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended March 31, (unaudited)
	2008	2007

Interest income on
Loans, including fees	$3,373	$3,171
U.S. Treasury and U.S. Government agency securities	564	702
State and municipal securities	347	388
Other	129	148
Total interest income	4,413	4,409

Interest expense on
Deposits	1,222	1,271
Junior subordinated debentures	137	137
Long-term borrowings	188	105
Short-term borrowings	1	4
Total interest expense	1,548	1,517

Net interest income	2,865	2,892

Provision for credit losses	55	30

Net interest income after provision for credit losses	2,810	2,862

Other income
Service charges on deposit accounts	191	193
Other fees and commissions	199	207
Other non-interest income	3	3
Income on life insurance	68	67
Gains on investment securities	7	1
Total other income	468	471

Other expenses
Salaries and employee benefits	1,589	1,599
Occupancy	229	232
Other expenses	835	787
Total other expenses	2,653	2,618

Income before income taxes	625	715

Income tax expense	89	109

Net income	$536	$606

Net income per share of common stock	$0.18	$0.20

Weighted-average shares of common stock outstanding	2,996,496	2,984,587